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                                                         Filed by aaiPharma Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                Subject Company:  aaiPharma Inc.
                                                     Commission File No. 0-21185

                                                Subject Company:  CIMA LABS INC.
                                                     Commission File No. 0-24424

         In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma Inc. ("aaiPharma") and CIMA LABS INC. ("Cima") are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, aaiPharma and Cima and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by the Holding Company, aaiPharma and Cima with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors also may access free copies of the documents filed with the SEC by aaiPharma on aaiPharma's website at www.aaiPharma.com or upon written request to aaiPharma at its address listed above, and investors may access free copies of the documents filed with the SEC by Cima on Cima's website at www.cimalabs.com or upon written request to Cima at its address indicated above.

         aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma's stockholders in connection with the proposed merger is set forth in aaiPharma's proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima's stockholders in connection with the proposed transaction is set forth in Cima's proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information about these persons is contained in the Current Reports on Form 8-K filed by aaiPharma and Cima on August 5, 2003.

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         Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

         Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

         Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company's ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company's ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies' products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies' programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma's and Cima's businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.



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                        JOINT EMPLOYEE-ONLY WEBSITE FAQS

1.   What makes this transaction a merger of equals?

     In this transaction, aaiPharma and CIMA will be joining together to form a new parent company and aaiPharma and CIMA will continue to exist as subsidiaries of this new parent company. The transaction is subject to the approval of the stockholders of aaiPharma and CIMA. If the transaction is approved by both sets of stockholders, then each set of stockholders will be required to exchange their shares for the stock of the new parent corporation. As a result, aaiPharma and CIMA stockholders together will wholly own the common stock of the new parent corporation. Based on the number of shares and options outstanding on August 5, 2003, the date the merger agreement was signed, upon the completion of the merger aaiPharma stockholders and option holders would own 59.4%, and CIMA stockholders and option holders would own 40.6%, of the outstanding common stock of the new parent corporation on a diluted basis (calculated using the treasury shares method). aaiPharma and CIMA are also in the process of selecting a new name for the parent corporation, and if they fail to agree on a new name by the time of the merger, the name of the new parent corporation will be "aaiPharma/Cima Inc."

     At the time the transaction is completed, the board of directors of the new parent corporation will be comprised of four members from aaiPharma's existing board of directors and four members of CIMA's existing board of directors. The board of directors of the new parent corporation may then be increased by up to three additional directors by a selection committee comprised of the independent directors serving on that board, and each of the additional directors must also be independent unless the selection committee unanimously agrees otherwise. The officers of the new parent corporation will be a combination of some of the existing officers of aaiPharma and CIMA.

2. Why will aaiPharma own 59.4 percent of the new company and CIMA own 40.6% of the new company?

     The percentage ownership of the parent company was determined by the relative market value of both companies at the time the merger agreement was executed, August 5, 2003. The market value is determined by a calculation involving the number of shares outstanding, including in-the-money options, and the stock's closing price on August 4, 2003. The 59.4% ownership was determined by dividing aaiPharma's market value by the combined market values of the two companies. Similarly, CIMA's 40.6% ownership was determined by dividing CIMA's market value by the combined market values of the two companies.



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3.   Why will aaiPharma shareholders only receive one share of the new company's stock for every share of aaiPharma stock when the CIMA shareholders will receive 1.3657 shares of the new company's stock for every CIMA share?

     aaiPharma has more shares outstanding than CIMA. If the shareholders of both companies received one share each in the new company, CIMA shareholders would receive far less than the agreed upon 40.6%. Thus, the new company needs to issue slightly more than one share of its stock in exchange for each CIMA share.